SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):         26-Dec-02

Financial Asset Securities Corp.

AS DEPOSITOR UNDER THE TRUST AGREEMENT, DATED
AS OF APRIL 1, 2002, PROVIDING FOR THE ISSUANCE OF
C-BASS MORTGAGE LOAN ASSET-BACKED
NOTES SERIES 2002-CB2

FINANCIAL ASSET SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware           333-60904-05             13-3172275
(State or Other    (Commission              (I.R.S. Employer
Jurisdiction of    File Number)             Identification
Incorporation)                              Number)

600 Steamboat Road
Greenwich, CT                   92618
(Address of Principal           (Zip Code)
Executive Offices)

Registrant's telephone number, including area code: 203-625-2700

Item 5.  Other Events

On        26-Dec-02a scheduled distribution was made from the
        trust to holders of the certificates. The Trustee has caused to be filed with the commission, the Monthly Report dated
          26-Dec-02The Monthly Report is filed pursuant to and in accordance with (1) numerous no-action letters (2) current Commission policy in the area.

A.      Monthly Report Information:
        See Exhibit No.1

B.      Have any deficiencies occurred?   NO.
                   Date:
                   Amount:

C.      Item 1: Legal Proceedings:          NONE

D.      Item 2: Changes in Securities:      NONE

E.      Item 4: Submission of Matters to a Vote of Certificateholders:  NONE

F.      Item 5: Other Information - Form 10-Q, Part II -
        Items 1,2,4,5 if applicable:  NOT APPLICABLE

Item 7. Monthly Statements and Exhibits

        Exhibit No.

1. Monthly Distribution Report dated           26-Dec-02

C-BASS MORTGAGE LOAN
ASSET BACKED CERTIFICATES
SERIES 2002-CB2

STATEMENT TO CERTIFICATEHOLDERS

Distribution Date:                12/26/2002

        Beginning
        Certificate
Class   Balance(1)              Principal               Interest
A-1     150,845,084.83          4,580,670.90             225,897.29
A-2     57,410,922.20             999,489.24              95,363.55

M-1     11,478,000.00                   0.00              21,831.78
M-2     10,803,000.00                   0.00              24,917.80

B-1     8,777,000.00                    0.00              25,532.51
B-2     4,051,000.00                    0.00              17,014.24
N*      5,192,804.22              887,826.40              42,376.94

A-IO*   86,421,000.00                   0.00             302,314.33
X*      244,715,338.20                  0.00                   0.00

R-3            0.00                     0.00                   0.00



                                Ending
                                Certificate
        Losses                  Balance                 Cusips
A-1         $0.00              $146,264,413.93           12489WEQ3
A-2         $0.00              $56,411,432.96            12489WER1

M-1         $0.00              $11,478,000.00            12489WET7
M-2         $0.00              $10,803,000.00            12489WEU4

B-1          $0.00              $8,777,000.00             12489WEV2
B-2          $0.00              $4,051,000.00             12489WEW0
N*      NA                      $4,304,977.82             31738PAG3

A-IO*   NA                      $86,421,000.00            12489WES9
X*      NA                      $239,135,178.06                  NA

R-3     NA                            $0.00                      NA



              AMOUNTS PER $1,000 UNIT


Class   Principal               Interest                Total
A-1     27.21794279               1.34226179            28.56020458
A-2     15.30377028               1.46016766            16.76393794

M-1      0.00000000               1.90205436             1.90205436
M-2      0.00000000               2.30656299             2.30656299

B-1      0.00000000               2.90902472             2.90902472
B-2      0.00000000               4.20000987             4.20000987
N*      94.44961690               4.50818511            98.95780201

A-IO*    0.00000000               1.66957155             1.66957155
X*       0.00000000               0.00000000             0.00000000

R-3      0.00000000               0.00000000             0.00000000



        Ending                                          Current
        Certificate                                     Pass-Through
Class   Balance                 Losses                  Interest Rate
A-2    869.09025723              0.00000000               1.74000%
A-2    863.74878217              0.00000000               1.93000%

M-1     1000.00000000             0.00000000               2.21000%
M-2     1000.00000000             0.00000000               2.68000%

B-1     1000.00000000             0.00000000               3.38000%
B-2     1000.00000000             0.00000000               4.88000%
N       457.97636395              0.00000000               9.79800%

A-IO    477.27159764              0.00000000               4.20000%
X       885.46862849              0.00000000               0.00000%

R-3      0.00000000               0.00000000            NA




Distribution Date:     26-Dec-02

        Distribution Statement
        Pooling and Servicing Agreement Dated April 1, 2002

i)   Distributions to the Holders      See Page 1

ii)  Class X Distribution Amount    See Page 1

iii)  OC Amt. (before distributions)        $1,350,331.17
      OC Release Amount                           $0.00
      OC Def, (after dist)                   $46,206.27
      OC Target Amount                      $1,350,331.17
      OC Amount (after distributions)       $1,350,331.17

      Monthly Excess Interest               $934,032.67




iv) Servicing Fees              Group 1                 Group 2
Servicing Fees                      $74,024                $37,374
Unpaid Special Servicing Fees            $0                     $0
Special Servicing Fees              $14,700                $34,200
PMI Premiums                        $43,965                $13,435

v) Advances                     $355,020.12

vi) Beg Bal                     $177,231,989            $67,483,349
End Bal                         $172,688,704            $66,446,474
End count                               1790                    460

vii)  Wtd Avg Rem Term                   317                    319
Wtd Avg Mort. Rate                   8.9343%                8.5179%

viii)  Delinquency And Foreclosure Information:

Group 2
        All Categories                      Bankruptcy
        Number     Balance                  Number      Balance
Current         185   45,017,546                       0          0
30 days          23    2,834,735                       5    323,559
60 days          16    1,419,907                       4    194,301
90 days          16    1,234,427                       7    600,861
120+ day        214   15,561,694                     153 10,447,002
                               Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           0            0
90 days           2      135,513
120+ day         32    3,012,398

Group 1 All Categories                      Bankruptcy
        Number     Balance                  Number         Balance
Current        1577  155,499,791                       0          0
30 days          76    6,570,958                       1     60,140
60 days          36    2,976,724                       1    116,484
90 days          22    1,763,442                       3    168,297
120+ day         71    5,399,327                      19  1,250,068

        Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           1      117,645
90 days          10      828,407
120+ day         36    3,324,103



ix)     Loans that became REO properties
x)      Total Book Value of REO Properties:

        REO Properties Group 1
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value
5035266 $38,902                 $38,741
5040753 $56,887                 $56,679
5041082 $61,505                 $61,294
7670771 $72,548                 $72,028
8475527 $47,857                 $47,777
8479453 $65,654                 $65,249
8479867 $88,528                 $88,169
8506156 $48,620                 $48,526


        REO Properties Group 2
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value
3476033 $52,217                 $51,643
7138373 $1                      $1
7968886 $89,361                 $88,027
7970833 $53,807                 $52,475
8346934 $55,556                 $55,197
8496754 $131,513                $130,822


                        Group 1                 Group 2
xi)     Prepayments              4,378,640                928,915

xii)
Current Period Prepayment Penalties                   108814          4038
Aggregate Prepayment Penalties                        380841         99530
Prepayment Penalties allocable to Classes N and X     108814          4038
xiii)
Aggregate Realized Losses incurred during Due Period    544         45662
Cumulative Realized Losses                              544        199745
xiv)    Realized Loss Allocations         See Page 1

xv)     Accrued Certificate Interest      See Page 1

xvi)    Prepayment Interest Shortfall and Class Carryover Shortfall

                                            Class Carryover
                                PPIS        Shortfall              RAIS
                   A-1                     0           0            119
                   A-2                     0           0             50
                   M-1                     0           0             11
                   M-2                     0           0             13
                   B-1                     0           0             13
                   B-2                     0           0              9
                   N                       0           0             22
                   A-IO                    0           0            159
                   X                       0           0              NA
                                           0           0            398

xvii)   Reserved
xviii)  Reserved
                                Group 1     Group 2
xix)    Trustee Fees                 1403.09      534.24

xx)     Reserve Fund
                   Beginning Balance                        5000.00
                   LIBOR Carryover Fund Deposit                0.00
                   LIBOR Carryover distributed to  Class       0.00
                   LIBOR Carryover owed to Class A-1A          0.00
                   Ending Balance                           5000.00

xxii)   Trigger Event Occurrence            NO
        Cumulative Loss Percentage of Origin    0.000742





xxv)    Available Funds                                 Group 1
        Scheduled Interest Net of Servicing Fees            1,201,242.20
        Scheduled Principal                                    164,100.87
        Unscheduled Principal                               4,378,639.99
                   Available Funds                          5,743,983.06

        Available Funds                                 Group 2
        Scheduled Interest Net of Servicing Fees               426,024.75
        Scheduled Principal                                      62,297.52
        Unscheduled Principal                                  928,915.49
                   Available Funds                          1,417,237.76


xxvi)   Offered Certificates Pass-Through Rates See Page 1

xxvii)  Liquidation Report
        Loan #     Unpaid Prin  Sched Prin     Liq Proc       Loss

        5038740             0.00           0         0.0  45,662.22
        8511685        118,948.5          47  118,995.51     544.05


xxviii) Mortgage Loans Purchased by Servicer

xxix)   Mortgage Loans Re-Purchased by Servicer


Libor Information  Original     Current PeriNext Period

LIBOR                    1.8425%     1.3800%     1.4200%



                   Financial Asset Securities Corp.


                                By: /s/ Sheryl Christopherson
                                Name:  Sheryl Christopherson
                                Title: Vice President


Dated:   12/26/2002